SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
COMMISSION FILE NO. 0-13322

A. Full title of the plan and address of the plan, if different from that of issuer named below:
United Bankshares, Inc. Savings and Stock Investment Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K
United Bankshares, Inc.
Savings and Stock Investment Plan
Year Ended December 31, 2005
Required Information
The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:
Item 9(b) — Exhibit:
     Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
United Bankshares, Inc. Plan Sponsor
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2005, on the basis of accounting described in Note 1.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at December 31, 2005, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
June 14, 2006

United Bankshares, Inc.
Savings and Stock Investment Plan
Statements of Net Assets Available for Benefits—
Modified Cash Basis

	December 31
	2005	2004

Assets
Cash and cash equivalents	$3,345,581	$3,267,086
Investments, at fair value	34,054,178	34,716,754
Loans receivable	43,605	66,127

Net assets available for benefits	$37,443,364	$38,049,967

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Statement of Changes in Net Assets Available for Benefits—
Modified Cash Basis
Year Ended December 31, 2005

Additions
Investment income:
Net depreciation in fair value of investments	$(1,258,931)
Interest and dividends	882,259

(376,672)

Contributions:
Employees	1,929,063
Employer	700,351

2,629,414

Transfer of plan assets of merged plans	1,384,553

Total additions	3,637,295

Deductions
Withdrawals and benefits paid directly to participants	4,243,898

Net decrease	(606,603)

Net assets available for benefits:
Beginning of year	38,049,967

End of year	$37,443,364

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis
December 31, 2005
1. Significant Accounting Policies
Accounting Method
The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash Equivalents
Cash equivalents are investments in the Federated Government Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The market value of cash equivalents approximates cost.
Investments
Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end.
Loans Receivable
The participant loans are valued at their outstanding balances, which approximate fair value.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 2004, the Plan was amended to incorporate the necessary changes to convert the employer stock fund portion of the plan to an ESOP and to incorporate the election provisions required pursuant to Internal Revenue Code Section 404(k).
During 2005, the Century Bancshares, Inc. 401(k) Profit Sharing Plan (Century) and GrandBank 401(k) Plan and Trust (GrandBank), which were defined contribution plans covering all former eligible employees of Century and GrandBank, were merged into the Plan. United acquired Century, which had previously acquired GrandBank, in December 2001.
Contributions
Active participants may defer up to 100% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. These matching contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.
Participants may choose to have their deferral contributions directed to any of eleven investment options including United Bankshares, Inc. common stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
2. Description of the Plan (continued)
Participant Accounts
Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participating employees are immediately fully vested as to employee and employer contributions to the Plan.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount or keep funds invested in the plan until reaching the age of 59 1/2.
Plan Termination
Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.
3. Investments
All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2005 and 2004, the net depreciation in fair value of investments, and interest and dividends for the year ended December 31, 2005, were obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by the Trustee.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
3. Investments (continued)
Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.
The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004

Goldman Sachs Capital Growth Fund	$2,644,833	$2,873,134
Federated Kaufmann Fund	2,117,247	1,683,657
United Bankshares, Inc. Common Stock:
Participant Directed	7,757,156	7,586,126
Nonparticipant Directed	14,409,967	16,027,084
During 2005, the current value of the Plan’s investments (including investments purchased, sold, as well as held during the year), as determined principally by quoted market values, depreciated as follows:

Net Realized
and
Unrealized
Depreciation in
Fair Value of
Investments

Shares of registered investment companies	$517,533
United Bankshares, Inc. common stock	(1,776,464)

$(1,258,931)

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
4. Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2005	2004

Investments, at fair value:
United Bankshares, Inc. common stock	$14,409,967	$16,027,084

Year Ended December 31 2005

Change in net assets:
Contributions	$700,351
Dividends	432,893
Net realized and unrealized depreciation in fair value	(812,019)
Distributions to participants	(1,938,342)

$(1,617,117)

5. Benefits Payable
Participants elected to withdraw $21,280 and $329,725 as of December 31, 2005 and 2004, respectively. These amounts were approved and processed for payment but were not paid as of the respective period end. As a result of the plan not passing the ADP and ACP Tests for 2005, a total of $43,780 in corrective distributions was paid in March 2006.
6. Differences Between Financial Statements and Form 5500
For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $3,289,110 and $3,231,016 as of December 31, 2005 and 2004, respectively. The amount of cash held by the Plan was $56,471 and $36,070 as of December 31, 2005 and 2004, respectively, and was classified as noninterest-bearing cash on the Form 5500.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—
Modified Cash Basis (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
9. Transactions with Parties-in-Interest
The Plan holds 629,033 shares of United common stock, which had a fair value of $35.24 per share at December 31, 2005.
United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.
United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.
Participants may choose to have their contributions directed to various mutual funds provided by Federated Investors, Inc., record-keeper for the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan
EIN #55-0641179          Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at
End of Year)—Modified Cash Basis
December 31, 2005

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	Federated Government Obligations Fund (cash equivalents)	3,289,110 shares	$3,289,110	$3,289,110
*	Federated Income Trust	92,685 shares	973,502	949,098
*	Federated Total Return Bond Fund	56,214 shares	606,070	593,060
	Janus Balanced Fund	69,502 shares	1,374,277	1,562,394
*	Federated Stk Tr Sh Ben	45,746 shares	1,491,649	1,429,560
*	Federated Kaufmann Fund	378,080 shares	1,850,239	2,117,247
*	Federated Max-Cap Fund	69,342 shares	1,539,323	1,713,433
	Goldman Sachs Mid Cap Equity	1,566 shares	54,741	54,424
	UMB Scout Worldwide Fund, Inc.	29,123 shares	672,809	823,006
	Goldman Sachs Capital Growth Fund	130,095 shares	2,704,642	2,644,833
*	United Bankshares, Inc. Common Stock	629,033 shares	12,868,762	22,167,123

			$27,425,124

*	Loans to participants (interest rates ranging from 5% to 10%)			43,605

				$37,386,893

*	Represents a party-interest to the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan
EIN #55-0641179          Plan #003
Schedule H, Line 4j — Schedule of Reportable Transactions—
Modified Cash Basis
Year Ended December 31, 2005

							(h)
					(f)		Current
	(b)				Expense		Value of
(a)	Description of Asset (Include	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
Identity of Party	Interest Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Involved	Case of a Loan)	Price	Price	Rental	Transaction	Asset	Date	or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common Stock	$2,023,142	$—	—	$3,732	$—	$2,023,142	$—
United Bankshares, Inc.	Common Stock	—	2,162,879	—	4,002	789,683	—	1,373,196

Series of Transactions > 5% of Plan Assets by Broker

Futuretrade Securities, LLC	United Bankshares Common Stock	1,993,971	—	—	3,660	—	1,993,971	—
Futuretrade Securities, LLC	United Bankshares Common Stock	—	2,162,868	—	4,002	789,670	—	1,373,198

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and Stock Investment Plan
/s/Jack C. Stokes
Mr. Jack C. Stokes
Plan Administrator

June 23, 2006